MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
and Audited Consolidated Financial Statements

YEAR ENDED DECEMBER 31, 2007

T A B L E   O F   C O N T E N T S

Page

1.

2007 - Year in Review

1

2.

Production

2

3.

Operations

3

4.

Development

4

5.

Exploration Review

4

6.

Legal

6

7.

Review of Financial Results

7

8.

Liquidity

10

9.

Capital Resources

11

10.

Summary of Quarterly Results and Fourth Quarter Review

12

11.

Off-Balance Sheet Arrangements

12

12.

Critical Accounting Estimates

12

13.

Future Canadian Accounting Pronouncements

13

14.

Risks and Uncertainties

14

15.

Non-GAAP Measures

16

16.

Other MD&A Requirements

17

17.

Disclosure of Outstanding Share Data

17

18.

Controls and Procedures

17

19.

Cautionary Statement on Forward-Looking Information

18

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) and compares the Company’s financial results for 2007 with those of 2006 and 2005. For a comprehensive understanding of Eldorado’s financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars. This MD&A is prepared as of March 25, 2008.

1.

2007 – Year in Review

Eldorado is a gold exploration, development, mining and production company based in Vancouver, Canada. We own and operate gold mines in Turkey, China and Brazil. During the year ended December 31, 2007, we:

•

Reported record earnings of $0.10 per share (2006 – $0.01; 2005 – ($0.17) loss),

•

Produced 281,135 ounces of gold at a cash cost of $236 per ounce (2006 – 135,653 ounces at $324 per ounce; 2005 – 64,298 ounces at $407 per ounce),

•

Sold 266,012 ounces of gold at a realized average price of $674 per ounce (2006 – 127,552 ounces, $609 per ounce; 2005 – 66,804 ounces, $444 per ounce),

•

Began commercial production at our Tanjianshan gold mine (“Tanjianshan mine” or “Tanjianshan”) in China on February 1, 2007 and produced 138,162 ounces during the year at a cash cost of $288 per ounce,

•

Completed the Phase 2 expansion of our Kişladağ gold mine (“Kişladağ mine” or “Kişladağ”) in Turkey, effectively doubling its production capacity to 10 million tonnes of ore per year,

•

Conducted exploration drilling that increased our estimated gold resource ounces by 33%,

•

Completed a positive feasibility study on our Efemçukuru project (“Efemçukuru”) and made progress in acquiring the land required for the project,

•

Announced our decision to develop the Vila Nova Iron Ore Deposit (“Vila Nova”) in Brazil,

•

Temporarily suspended operations at our Kişladağ gold mine pending a decision by the Turkish high court on our environmental impact certificate. The operations were recommenced on March 6, 2008 (see Item 6 below) and

•

Began reclamation and mine closure activities at our São Bento gold mine in Brazil.

Net Income for the Year

In 2007, Eldorado’s profits increased substantially over the previous year. Our consolidated net income for 2007 was $35.4 million or $0.10 per share (2006 net income – $3.3 million or $0.01 per share; 2005 (net loss) – ($49.1 million) or ($0.17) per share).

The largest factors in our 2007 operating results were higher gold prices, increased gold production from our new mines and lower average production costs. Sales from Kişladağ totalled 142,725 ounces of gold (2006 – 63,352 ounces) at an average price of $660 per ounce (2006 – $619), while production cash costs averaged $189 per ounce (2006 – $206). Sales from Tanjianshan totalled 112,646 ounces of gold at an average price of $694 per ounce while production cash costs averaged $288 per ounce. Sales from São Bento totalled 10,641 ounces of gold (2006 – 64,200 ounces; 2005 – 66,804 ounces) at an average price of $649 per ounce (2006 – $598; 2005 – $444) while production cash costs averaged $208 per ounce (2006 – $454; 2005 – $407).

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

Financial Position

At December 31, 2007, we held $46.0 million in cash and short-term deposits (2006 – $60.0 million) and $74.0 million in restricted accounts. From this amount, $65.5 million was held against debt, (2006 – $79.6 million restricted cash, $50.0 million long-term debt), letters of credit of $nil (2006 – $21.3 million) and environmental reclamation obligations and electricity deposit of $8.5 million (2006 – $8.3 million). We remain hedge free.

2.

Production

OPERATING DATA [1]	2007	2006	2005

TOTAL GOLD PRODUCTION
Total ounces produced	281,135	135,653	64,298
Commercial production	268,643	135,653	64,298
Cash operating costs ($/oz) [4]	$ 236	$ 324	$ 407
Total cash cost ($/oz) [2,4]	$ 263	$ 330	$ 416
Total production cost ($/oz) [3,4]	$ 338	$ 343	$ 564

KISLADAG MINE, TURKEY [5]
Commercial production	135,306	70,895	n/a
Cash operating costs ($/oz) [4]	$ 189	$ 206	n/a
Total cash cost ($/oz) [2,4]	$ 192	$ 208	n/a
Total production cost ($/oz) [3,4]	$ 224	$ 229	n/a

TANJIANSHAN MINE, CHINA [6]
Total ounces produced	138,162	n/a	n/a
Commercial production	125,670	n/a	n/a
Cash operating costs ($/oz) [4]	$ 288	n/a	n/a
Total cash cost ($/oz) [2,4]	$ 342	n/a	n/a
Total production cost ($/oz) [3,4]	$ 472	n/a	n/a

SAO BENTO MINE, BRAZIL [7]
Commercial production	7,667	64,758	64,298
Cash operating costs ($/oz) [4]	$ 208	$ 454	$ 407
Total cash cost ($/oz) [2,4]	$ 224	$ 464	$ 416
Total production cost ($/oz) [3,4]	$ 152	$ 467	$ 564

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5

The Kişladağ gold mine temporarily ceased operations on August 18, 2007.

6

The Tanjianshan gold mine began commercial production on February 1, 2007.

7

Q2 was the last quarter of production at the São Bento mine.

(2)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

In 2007, we produced 281,135 ounces of gold, a 107% increase over 2006 and 337% increase over 2005. This higher production was directly attributable to increased production at Kişladağ and the start of production at Tanjianshan, offset by the end of production activities at São Bento. Total combined cash operating costs in 2007 were $236 per ounce, 27% lower than 2006 and 42% lower than in 2005.

For 2008, we are forecasting production of 290,000 to 300,000 ounces at combined cash operating costs of $246 per ounce.

3.

Operations

Tanjianshan Mine

The Tanjianshan mine began commercial production on February 1, 2007. Approximately 0.8 million tonnes of ore were milled in the eleven months ended December 2007 at an average grade of 6.23 g/t, resulting in 125,670 ounces of gold produced at an average cash operating cost of $288 per ounce.

Capital expenditures for the year were $43.2 million. The major components of the capital spending were for pre-stripping on the Jinlonggou (“JLG”) pit and completing Phase I construction. In addition, we began work on the planned Phase II construction program, which will include a roaster facility to treat sulphide ore from the newly opened JLG pit as well as tailings dam expansion work. We expect the roaster to be completed by the fourth quarter of 2008.

We have negotiated a long-term mining contract to lower overall unit mining costs. The mining contractor has agreed to purchase our Company-owned mining fleet for its remaining book value. This will result in substantial cost savings over the life of the mine, as it became apparent in 2007 that our Company-owned-and-operated mining equipment was not cost competitive compared to similar equipment operated by the mining contractor.

Kişladağ Mine

During 2007, approximately 4.5 million tonnes of ore were placed on the leach pad at an average grade of 1.33 g/t and 135,306 ounces of gold were produced at an average cash operating cost of $189 per ounce. Mining operations were halted on August 18, 2007 due to a court injunction and remained suspended through the rest of 2007 (see item 6 - Legal).

Capital expenditures for the year were $50.9 million, which included purchasing a mining fleet, completing the Phase 2 expansion project and expanding the leach pad and ponds. Mining costs are projected to be lower with Company-owned-and-operated mining equipment than with equipment provided by the mining contractor, as the new fleet of large-capacity loaders and haul trucks will replace the lower capacity standard earth-moving equipment and loaders used by the mining contractor. We will be phasing out the mining contractor over the remainder of 2008.

São Bento Mine

All mining and production operations stopped at São Bento in the second quarter of 2007. Leading up to the closure, São Bento produced 7,667 ounces of gold at a cash operating cost of $208 per ounce in 2007, and gold sales totalled 10,641 ounces ($6.9 million).

(3)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

The reclamation and closure of São Bento has been underway since the shutdown of mining operations in January 2007. In 2007, we spent $5.5 million against the projected reclamation liability of $10.0 million. We are assessing the possible uses of the mine’s assets pending determination of our future operations in Brazil and elsewhere. All equipment from the underground mine has been substantially moved to surface.

4.

Development

Efemçukuru

Infill and exploration drilling at Efemçukuru continued throughout most of 2007. The focus of the program was to reduce the drill spacing in the middle and south ore shoots, explore the down dip extension of these shoots and extend our current knowledge of the north ore shoot. In 2007, we drilled 143 holes for a total of 23,865 meters.

Wardrop Engineering of Vancouver completed a Feasibility Study on the Efemçukuru project in August 2007. The study is based on a conventional underground mine operating plan using cut and fill and longhole mining methods and supported by a flotation/gravity recovery circuit located on site. Concentrate produced from the circuit will be treated at a dedicated cyanide leach plant located at our Kişladağ operation in Usak province. The results of the feasibility study indicate a proven and probable reserve of 1,221,000 gold ounces, mined over a 9.4 year period. Life of mine cash costs are $227 per ounce, and the probability of increasing the reserve base is considered high.

To date approximately 60% (43.1 hectares out of a total of 74.2 hectares) of the land required for the mining operation has been purchased. The Company continues to work with villagers and government to acquire the balance of the land. We expect to have resolution by the second quarter of 2008.

Vila Nova Iron Ore

In 2006 a scoping study was completed outlining a 5.0 million tonne ore body in an open pit. This study was updated in 2007 to reflect increased ore prices. A 9.0 million tonne run-of-mine (“ROM”) pit was designed.

The pit reserve is 9.3 million tonnes ROM ore at 61% Fe. The finished products average 63-64% Fe in the 9 year life-of-mine (“LOM”) plan.

During the year, the ownership between DSI and Eldorado changed from 50/50% to 25/75%, the 75% now owned by Eldorado.  The construction schedule targets Q4, 2008 for completion. First shipments of ore are anticipated for Q1, 2009.

5.

Exploration Review

In 2007, our exploration expenditures, including $3.0 million in capitalized drilling costs at our Tanjianshan mine rose to $14.6 million (2006 – $12.7 million; 2005 – $7.4 million) as we expanded exploration activity in Brazil, Turkey and China. Exploration costs in Brazil, mostly related to the Vila Nova Gold property, totalled $3.6 million. We incurred exploration expenditures totalling $6.5 million in Turkey, $3.1 million in China, and $1.4 million in other locations. Exploration expenditures by country were as follows:

(4)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	($000s)	($000s)	($000s)
Brazil	3,588	6,027	4,688
Turkey	6,500	4,319	859
China	3,102	147	1,232
Other	1,444	2,226	607
Total Exploration	14,634	12,719	7,386

In 2008, we will use our exploration budget of $6.9 million to continue to explore in Turkey, Brazil and China. Our exploration strategy is to develop a pipeline of properties that take advantage of our strategic positions in the countries where we operate.

Turkey

Exploration this past year focused on our properties in the Biga Peninsula area and Pontides region.

The key Biga properties that we worked on were Kirazli, Kuscayiri and Dogancilar. Despite positive results at both Kirazli and Kuscayari, further work was suspended due to the proximity to a water catchment area used by numerous towns and villages. At Dogancilar, we tested a vein system with eight drill holes but results were negative. However, soil sampling produced numerous anomalies that will be followed up by trenching in 2008.

In the Pontides region, we worked on the Kapikaya, Aydogon Tepe and Bahcecik properties. Kapikaya and Aydogon Tepe results were negative and no further work will be done on these properties.

Reconnaissance work at Bahcecik defined a three kilometre east-west trending altered and mineralized corridor containing pyrite mineralized vuggy silica outcrops. Rock chip sampling yielded numerous plus gram per tonne results. More detailed mapping and sampling are planned for 2008.

Brazil

At the beginning of 2007 we received final assay results for the Vila Nova gold property. With no intervals of significant grade and/or mineralized widths, we declined the option to continue our participation in the joint venture.

We focused our exploration work on our 152,000 hectares of 100% owned license adjacent to and around the former joint venture license block in Amapa State. Our work focused on mapping and geochemical sampling in license areas covering regional geophysical-based targets. No geochemical anomalies or geologic encouragement were observed during the field work and subsequent data reviews, and we discontinued our gold exploration efforts in this region.

We also completed our evaluation of our second Amapa State property, Tartarugalzinho. Auger drill testing of numerous gold-in-soil anomalies failed to match the geochemical anomalies. The anomalies appear to be the result of intense laterite development. No further work will be done on this property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

By year-end, we began working to identify new targets in the Carajas and Tapajos regions in Para State. We are in the process of planning work programs for 2008 on newly acquired claims in and around areas of known gold mineralization.

China

Exploration at our Tanjianshan (“TJS”) property consisted of near-deposit and regional targets. Our near-deposit targets included Jinlonggou (“JLG”) North and Xijingou (“XJG”) at the JLG deposit, and QLT South and QLT Deep around the Qinlongtan (“QLT”) deposit. TJS regional targets consisted of QLT Far South, WDG and HLG–LBG. We augmented our mapping and trenching programs on these targets with diamond drilling, completing 19,800 meters in 146 holes in 2007. We also drilled 10 reverse circulation holes totalling 925 meters.

The program at JLG North, located immediately north of our JLG deposit, successfully defined numerous high grade gold zones in a structurally complex setting. Drilling southeast of JLG tested mineralized structures in diorite and phyllite units in the XJG area. Results returned numerous gold mineralized zones, confirming and extending earlier first quarter results. We are planning additional drilling in 2008 for XJG.

Around our QLT deposit, we tested for the continuation of the existing mineralization below the planned pit bottom.  Drilling access was limited due to mining operations but further drilling will be conducted in 2008.

Work on the regional targets will continue in 2008.

6.

Legal

In the continuing litigation by certain third parties concerning the operation of our Kişladağ mine against the Turkish Ministry of Environment (“MOE”) and the Company, the plaintiff has sought to cancel the Environmental Positive Certificate for Kişladağ on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment study (“EIA”). A judgment on the litigation at a Lower Administrative Court was in our favour. The plaintiff appealed that decision. As a result of the appeal on July 19, 2007 the 6th Department of Council of State ordered the shutdown of the Kişladağ mine pending a decision on the case.

On August 18, 2007, we shut down mining operations except those activities approved by the Turkish authorities related to sound environmental practices.  The mine remained shut down during the rest of 2007.

On February 6, 2008 a decision was rendered by the 6th Department of the High Administrative Court in Ankara concluding that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case. The case is likely to return to the Lower Administrative Court where it is most probable that a new expert committee will be assigned to review the case. The temporary injunction automatically expired with the decision on the case. The Company obtained the necessary permits from the Turkish governmental authorities and on March 6, 2008 the Kişladağ mine reopened and resumed production activities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

During the third quarter of 2007, litigation by certain third parties was also filed against the MOE and the Company seeking to cancel the Environmental Positive Certificate for Efemçukuru on the basis of alleged threats to the environment. This litigation has not affected the development of Efemçukuru. We are confident in both the methodology and legality of the Efemçukuru EIA. On this basis, we believe our defence of this action will be successful. If we are unsuccessful in defending this litigation, or if an injunction is sought and issued, then our ability to conduct mining operations at Efemçukuru may be adversely affected.

7.

Review of Financial Results

Net Income (Loss)

Our consolidated net income for 2007 was $35.4 million or $0.10 per share (2006 net income – $3.3 million or $0.01 per share; 2005 net loss – ($49.1 million) or ($0.17) per share). Higher gold prices, increased gold production from our new mines, and lower average production costs were the largest factors contributing to the improved 2007 financial results.

Gold Revenues

Our gold revenues consist of gold bullion sales at spot. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai Gold Exchanges.

Gold revenues in 2007 increased 131% over 2006 (504% over 2005) due to increases in both selling prices and ounces sold. Selling prices in 2007 increased 11% over 2006 (52% over 2005). Ounces sold in 2007 increased 109% over 2006 (298% over 2005), reflecting the increased production from the Kişladağ and Tanjianshan mines.

	2007	2006	2005
Gold ounces sold
Kisladag	142,725	63,352	-
Tanjianshan	112,646	-	-
São Bento	10,641	64,200	66,804
Total gold ounces sold	266,012	127,552	66,804
Average selling price per ounce	$ 674.04	$ 608.70	$ 444.28
Gold revenues (000s)	$ 179,302	$ 77,641	$ 29,680

Interest and Other Income

Interest income earned on cash, short-term money market investments and restricted cash balances held during 2007 was $7.5 million (2006 – $6.2 million; 2005 – $3.5 million). Other income of $1.9 million in 2007 (2006 – $0.8 million; 2005 – $0.6 million) was related to Brazilian consumption tax credits and Kişladağ mine employment incentive subsidies.

Operating Costs

Operating costs in 2007 increased 59% over 2006 (105% over 2005) due to increased ounces sold offset by lower unit costs of production. Unit costs of production fell due to lower cost production from Kişladağ and Tanjianshan replacing higher cost production from São Bento.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

	2007		2006		2005
	($000s)	$/oz [1]	($000s)	$/oz [1]	($000s)	$/oz [1]

Kisladag	28,107	197	13,468	213	-	-
Tanjianshan	41,017	364	-	-	-	-
São Bento	3,567	335	32,382	504	35,378	530
Total operating costs	72,691	273	45,850	359	35,378	530

Notes

1

Operating costs per ounce are based on ounces sold. Refer to the section “Non-GAAP Measures” of this MD&A for reconciliation with cash operating cost per ounce calculated in accordance with the Gold Institute Standard.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization (“DD&A”) expense of $20.0 million was significantly higher than the expense of $1.8 million in 2006 (2005 – $9.8 million), reflecting eight months of operations at the Kişladağ mine (2007 – $4.2 million; 2006 – $1.5 million), and eleven months of operations at the Tanjianshan mine (2007 – $15.5 million, the first year of operation). DD&A expense not related to operations was $0.3 million (2006 – $0.3; 2005 – $ 0.3). Following the 2005 São Bento asset impairment write-down to estimated salvage value, no DD&A was charged to the  São Bento operations in 2006 and 2007 (2005 – $9.5 million).

General and Administrative

General and administrative costs are primarily incurred in Vancouver, Canada, where we have our head office. We have continued to add to our administrative staff to support our international operations. General and administrative expense of $26.8 million increased $7.8 million over 2006 and $11.9 million over 2005, primarily due to the addition of administrative staff. Other reasons for the increase in 2007 were increased spending on corporate development activities, internal control evaluation requirements, environmental and legal consultants and stock-based compensation costs allocated to general administrative expense and the impact of the strengthening Canadian dollar versus the US dollar.

Exploration Expense

Exploration activities are discussed in the section “Exploration Review” of this MD&A.

Mine Standby and Restructuring Costs

Mine standby and restructuring costs reflect the costs of maintaining our Kişladağ gold mine on standby as well as severance costs related to our Tanjianshan gold mine. Kişladağ costs in the amount of $5.9 million during the shutdown have been charged directly to expense. These costs include labour ($3.0 million), equipment repairs ($1.0 million) and mine support ($1.9 million). Severance costs in the amount of $0.7 million relate to our decision to outsource mining activities to a contractor at our Tanjianshan gold mine.

Foreign Exchange (Gain) Loss

Our monetary assets (cash and accounts receivable) held in several currencies (Canadian dollars, Turkish liras, Chinese renminbi and Brazilian reals) increased in value as measured in US dollars, resulting in a $2.6 million increase in foreign exchange gains over 2006. The Turkish lira, in particular, strengthened from 1.41 lira to the US dollar at the end of 2006 to 1.16 lira to the US dollar at the end of 2007, resulting in a foreign exchange gain of $2.8 million mainly related to value added taxes receivable. Foreign exchange losses on our loans denominated in Chinese renminbi partially offset the foreign exchange gains in other currencies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

Gain on Disposal of Assets

We incurred gains on the disposal of assets totalling $3.8 million (2006 – $0.9 million). The 2007 disposals included a $3.6 million gain on the sale of our Aurizona Joint Venture interest in the Brazilian Piaba Project and a $0.2 million gain on the sale of investments. As the sale agreement on the Piaba project provides for certain downstream performance-related option payments, the recognized gain on sale during the year ended 2007 has been recorded at the estimated fair value of the contracted total sales price. As the Piaba project was never classified as a development project, it had no recorded value on our balance sheet.

Interest and Financing Costs

Interest expense in 2007 was $3.4 million, compared to $1.6 million and $0.1 million in 2006 and 2005 respectively. Interest expense in the first half of 2006 was nominal as interest on the Term Revolving Credit Facility (see “Capital Resources”) was capitalized until commercial production began at Kişladağ in July 2006. Similarly, interest expense of $0.5 million on construction loans for the Tanjianshan mine has only been charged to operations since February 1, 2007, when the Tanjianshan mine went into commercial production.

During 2007, we repaid $10.0 million on the revolving long-term credit facility related to our Turkish activities and $15.4 million for the term bank indebtedness advanced as a construction loan at Tanjianshan. During the second half of 2007, we drew down $15.0 million on the revolving credit facility for our Turkish activities and $10.1 million in a new revolving long-term credit facility related to our Chinese activities. As a result, we expect interest expense to continue at its current levels.

Income Taxes

Current income tax expense for 2007 was $4.8 million (2006 – $2.1 million; 2005 – $0.2 million). With the changes in the Chinese tax law we understand that the Company may not be eligible for the two-year tax holiday and reduced tax rate of 15% for six years previously given to our project. Based on discussions to date, Chinese tax authorities have indicated that our Tanjianshan mine can qualify as an “Encouraged Project,” resulting in a 15% tax rate for the years 2007 to 2010 instead of the normal rate of 33% (25% for the years 2011 forward). In Turkey, prior years’ tax loss carry forward credits and investment incentive allowance tax credits fully offset income taxes, resulting in no current income tax expense for 2007. These tax credits were depleted at the end of 2007 and we expect to pay income taxes in Turkey in 2008 based on a 20% tax rate.

Future tax expense in the amount of $17.3 million (2006 – (recovery) $1.5 million; 2005 – expense $0.3 million) resulted from expenses that were deductible for tax purposes but not for accounting purposes. Future tax expense included $9.5 million related to our Turkish subsidiary, $4.6 million related to our Brazilian subsidiary and $3.2 million related to our Chinese subsidiary.

Unrealized Gain on Derivative Contract

With the closure of the São Bento mine, the energy contracted for the remainder of 2007 and 2008 exceeds the estimated consumption for such period and, as required by an accounting standard related to financial instruments issued by the Canadian Institute of Chartered Accountants in 2005, this contract was classified as a derivative financial instrument, which is measured at fair value with unrealized gains or losses reported in earnings. This resulted in a fair value of the asset of $3.0 million and the recognition of an unrealized gain for the year of $2.1 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

8.    Liquidity

Operating activities after working capital requirements generated $69.8 million in 2007 (2006 – operating activities used $22.5 million). The improvement in cash generation was attributable to increased sales revenues and operating margins from our two gold mines.

In 2007, we invested $94.5 million in mineral property, plant and equipment and $13.5 million in deferred development expenditures. At Kişladağ, capital expenditures relating mostly to the Phase 2 expansion program totalled $50.9 million. Capital expenditures at Tanjianshan relating to construction and equipment purchases totalled $43.2 million. At São Bento, we had no capital expenditures as the operation was shut down in the first quarter of 2007. Other capital expenditure not related to operations totalled $0.4 million.

We received net proceeds of $9.5 million in consideration for issuing 3,060,309 common shares during 2007 related to the exercise of stock options.

At December 31, 2007, we held $46.0 million in cash and short-term deposits (December 2006 – $60.0 million) and a further $74.0 million in restricted collateral accounts (December 2006 – $79.6 million), which securitize: debt with $65.5 million (December 2006 – $50.0 million); letters of credit amounting to $nil (December 2006 – $21.3 million); and $8.5 million environmental and electricity deposits with the Turkish authorities (December 2006 – $8.3 million).

Following the acquisition of Afcan Mining Corporation in September 2005, we assumed certain non-interest-bearing loans. The undiscounted face value of the loan as at December 31, 2007 was $0.5 million (December 2006 – $0.8 million). The loan is repayable in equal annual instalments of $0.4 million on December 31 each year with a final instalment of $0.1 million due December 31, 2009.

Contractual Obligations

The Company’s contractual obligations at December 31, 2007, comprise:

	(000s)
	2008 $	2009 $	2010 $	2011 $	2012 and later $	Total $

Debt	10,462	150	55,000	-	-	65,612
Capital leases	72	63	36	6	-	177
Operating leases	2,410	1,660	1,660	1,660	3,887	11,277
Purchase obligations	48,383	16,952	15,498	15,498	15,447	111,778

Totals	61,327	18,825	72,194	17,164	19,334	188,844

Purchase obligations from 2009 forward relate solely to Kişladağ operations, including the estimated commitments under the current external mining contractor agreement and unhedged diesel fuel purchase commitments for 2008 through 2012. Interest is not included in the debt commitments other than imputed interest in the Sino Gold loan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

9.

Capital Resources

Cash and Working Capital

At December 31, 2007, we had cash and short-term investments of $46.0 million and working capital of $97.6 million, compared with $60.0 million of cash and short-term investments and working capital of $102.2 million at the beginning of the year. The decrease in cash and short-term investments was primarily attributable to self-financing our capital expenditures programs.

The status of our financing arrangements and obligations are as follows:

Revolving Credit Facilities

In April 2005, our wholly owned subsidiary, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”) entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. The Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million. As at December 31, 2007, the Company has drawn $55.0 million in six tranches at a weighted average interest rate of 5.52%. Each tranche typically has a maturity of approximately 13 months.

At December 31, 2007, $10.0 million remained available under the Revolving Credit Facility.

In November 2007, our 90% owned subsidiary, Qinghai Dachaidan Mining Limited (“QDML”) entered into a $15.0 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to review and renewal annually. The Facility is secured by way of an irrevocable letter of credit drawn on HSBC Bank USA, National Association (“HSBC”). Eldorado should maintain at all times a security coverage ratio of 105% of the amounts drawn down. The letter of credit has an expiry date of November 8, 2008 and is secured by Eldorado’s funds held by HSBC as restricted cash. The Facility can be drawn down in minimum tranches of $0.1 million. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. As at December 31, 2007, the Company has drawn down $10.1 million (RMB 73.5 million) at a weighted average interest rate of 5.994%. Each tranche has a maturity of six months.

At December 31, 2007, $4.9 million remained available under the Facility.

Sino Gold Loan

Payment of the third $0.4 million annual instalment on the Sino Gold loan was made on December 7, 2007, resulting in an outstanding balance at December 31, 2007 of $0.5 million.

Equity

At December 31, 2007, the Company had 344.2 million (2006 – 341.1 million; 2005 – 302.6 million) common shares issued and outstanding. There have been no material changes to the number of shares outstanding since December 31, 2007.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

10.

Summary of Quarterly Results and Fourth Quarter Review

	($000 except per share amounts)
	Year ended December 31, 2007
	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $

Revenue	28,512	40,038	76,662	43,487
Net income (loss)	(9,105)	5,213	26,731	12,582
Earnings (loss) per share - US$:
Basic	(0.03)	0.02	0.08	0.04
Diluted	(0.04)	0.02	0.08	0.04

	Year ended December 31, 2006
	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $

Revenue	31,273	30,723	13,265	9,428
Net income (loss)	5,342	5,199	215	(7,456)
Earnings (loss) per share - US$:
Basic	0.01	0.02	0.00	(0.02)
Diluted	0.01	0.02	0.00	-

The fourth quarter of 2007 was impacted by the shutdown of our Kişladağ mine as gross margin from our Tanjianshan mine of $15.7 million was insufficient to offset other expenses (depreciation, general and administrative costs, exploration costs and mine standby costs).

11.

Off-Balance Sheet Arrangements

None.

12.

Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission (“SEC”)) applies different standards to classify mineralization as a reserve.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

We advise our investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

Income Taxes

Income taxes are recorded using income tax rates expected to apply in the years in which the temporary differences are estimated to be recovered or settled. In circumstances where the applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates could occur that would materially affect the amount of income tax liabilities recorded at the balance sheet date.

Financial Instruments

Investments classified as held for trading and derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market when available, or by using a valuation technique that uses inputs observed from the market.

13.

Future Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The company will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the company's financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

Capital Disclosures, Section 1535

This Section establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

▪

qualitative information about its objectives, policies and processes for managing capital,

▪

summary quantitative data about what it manages as capital,

▪

whether during the period it complied with any externally imposed capital requirements to which it is subject,

▪

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Inventories, Section 3031

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Financial Instruments - Disclosures, Section 3862

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

14.

Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. We estimate the future price of gold based on historical trends and published forecasted estimates. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under Item 6 – Legal of this MD&A and under the heading "Development Projects – Turkey Projects" in the Company’s Annual Information Form and the litigation risks discussed therein, we are also involved in various legal proceedings. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Currency Fluctuations

We operate in numerous countries – including Canada, Turkey, China and Brazil – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China and Brazil. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit Costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Cash operating cost	($000s except cash operating cost per ounce)
	2007	2006	2005

Gold ounces sold	266,012	127,552	66,804

	$	$	$

Operating costs	72,691	45,850	35,378
Royalty expense and production taxes	(7,343)	(824)	(564)
Effects of inventory adjustments	(979)	(771)	(400)
Fair value of stock option grants	(1,504)	(359)	(171)
Expense of contractual severance costs	-	(1,377)	(1,801)
Expense of certain development costs	(113)	(1,129)	(5,260)

Cash operating cost	62,752	41,390	27,182

Cash operating cost per ounce	$ 236	$ 324	$ 407

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

16.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

17.

Disclosure of Outstanding Share Data

The following table describes the share capital structure as at March 25, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		344,599,694
Share purchase options	5.72	10,578,125

18.

Control and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective, due to the material weakness in our amortization of costs incurred in the pre-production phase, as described in Management’s Report on Internal Control over Financial Reporting

Management’s Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Specifically, effective controls were not maintained to ensure the consistent application of the amortization policy for costs incurred in the pre-production phase of a multiple pit operation. This control deficiency resulted in an increase of depreciation expense of $3.3 million, and additional charge of $1.4 million to inventory resulting in an increase in accumulated depreciation of $4.7 million. Accordingly Management has determined that this control deficiency constitutes a material weakness in the Company’s internal controls over financial reporting.

The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Plans for remediation

This is the first year that the Company has operated a multiple pit mining operation and accounting policies and procedures for the amortization of development costs for those operations were not adequately addressed. Management will be implementing a clearly defined accounting policy and procedure which adequately addresses the amortization of development costs related to multiple pit mining operations.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

19.  Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2007, 2006 and 2005

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

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